Exhibit 2.1

STOCK PURCHASE AGREEMENT

Between

BLUCORA, INC.

as “Purchaser,”

MONOPRICE, INC.

as the “Company,”

THE SHAREHOLDERS NAMED ON ANNEX A HERETO

as “Sellers,”

Dated as of July 31, 2013

i

ANNEXES

Annex A	Shareholders of the Company

Annex B	Sample Net Working Capital Calculation

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2013, by and among Blucora, Inc., a Delaware corporation (“Purchaser”), Monoprice, Inc., a California corporation (the “Company”), and each of the shareholders of the Company identified on Annex A (each a “Seller” and collectively, “Sellers”). All capitalized terms used but not defined herein shall have the meanings specified in Article I.

RECITALS

WHEREAS, Sellers own all of the issued and outstanding capital stock of the Company as set forth on Annex A (the “Shares”);

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, all of Sellers’ right, title and interest in and to the Shares on the terms and conditions contained herein;

WHEREAS, the Company desires all Company Options that are outstanding and unexercised as of immediately prior to the Closing, to become vested and exercisable to the extent then unvested and to be cancelled and extinguished in consideration for a payment in cash (without interest) as set forth herein; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or any arbitrator of any nature.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Ancillary Agreement” means each of this Agreement and the other agreements and certificates referenced in this Agreement to be executed and delivered at the Closing pursuant to Section 2.04, Section 2.05 and Article VII of this Agreement; provided, however, Ancillary Agreement shall not include the Non-Competition Agreements.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assets” means the assets and properties of the Company.

“Alternative Proposal” means any bona fide proposal or offer made by any Person for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company; (ii) the direct or indirect acquisition by any Person of all or substantially all of the Assets outside the Ordinary Course of Business; or (iii) the direct or indirect acquisition by any Person of all or a portion of the capital stock of the Company.

“Business” means the business operations of the Company as of the date hereof.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Los Angeles, California.

“Cash and Cash Equivalents” means the aggregate cash and cash equivalents in the Company’s accounts determined in accordance with GAAP.

“Change-in-Control Bonuses” means the bonus payments payable under (a) the letter agreements listed in Section 4.13(a) of the Disclosure Schedule and (b) the Restricted Cash Agreement.

“Closing Net Working Capital Overage” means the amount, if any, by which the Closing Net Working Capital is greater than the Target Net Working Capital.

“Closing Net Working Capital Shortage” means the amount, if any, by which the Closing Net Working Capital is less than the Target Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company CEO” means Ajay Kumar.

“Company Debt” means Indebtedness of the Company outstanding as of immediately prior to the Closing.

“Company Intellectual Property” means all Intellectual Property owned by the Company.

“Company IP Agreements” means all (a) licenses of Intellectual Property to the Company from any third party, and (b) licenses of Intellectual Property by the Company to third parties.

“Company Option Plan” means the Monoprice, Inc. Equity Incentive Plan, as amended.

“Company Options” means the options to acquire shares of common stock of the Company granted or awarded under the Company Option Plan.

“Company Transaction Expenses” means (a) the fees, costs and expenses incurred by the Company in connection with the negotiation, preparation and performance of, and compliance with the terms of, this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby to the extent unpaid as of the Closing, including the amounts payable to Jefferies, and (b) all amounts payable by the Company pursuant to any Plan or other compensation arrangement as a result of the consummation of the transactions contemplated hereby (including, without limitation, any Change in Control Bonuses, whether payable upon the Closing or upon the occurrence of any additional or subsequent event following the Closing).

“Covered Persons” means current or former directors or officers of the Company.

“Disclosure Schedule” means the Disclosure Schedule delivered with and attached hereto. The information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Disqualified Individual” means a “disqualified individual” within the meaning of Section 280G(c) of the Code and the regulations thereunder.

“Environmental Law” means any foreign, domestic, federal, state, local statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to public health and safety, worker health and safety, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Material.

“Escrow Agent” means Deutsche Bank National Trust Company.

“Estimated Net Working Capital Overage” means the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital.

“Estimated Net Working Capital Shortfall” means the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital.

“GAAP” means United States generally accepted accounting principles.

“Government Consents” means the expiration or termination of any applicable waiting period under the HSR Act or approval or clearance under any other Antitrust Law.

“Governmental Authority” means any federal, state, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means any substance that is defined as a “hazardous substance,” “hazardous waste,” “toxic substance,” “toxic waste,” “pollutant,” “contaminant” or words of similar import under any Environmental Law, and including, without limitation, any substance that contains polychlorinated biphenyl, asbestos, radioactive materials, or gasoline, diesel fuel or other petroleum hydrocarbons, petroleum products, by-products or breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means a Tax based on net income, net profits, gross receipts, or similarly based, regardless of how such Tax is denominated by a Governmental Authority, but shall not include sales, use, payroll, withholding, personal or real property Tax.

“Income Tax Return” means any Tax Return relating to Income Tax.

“Indebtedness” of any Person shall mean, without duplication, (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables and accrued liabilities entered into in the ordinary course of business); (c) all non-contingent reimbursement or payment obligations with respect to surety instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (f) all capitalized lease obligations; (g) all net obligations with respect to swap contracts and similar hedging obligations; (h) all obligations with respect to earnouts or other contingent consideration payable in connection with prior acquisitions or businesses or assets; (i) all indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; (i) all guaranty obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (i) above; and (j) any unpaid interest, prepayment premiums or penalties accrued or owing on any such indebtedness or obligations referred to in clauses (a) through (i) above.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means Sellers pursuant to Section 10.02 and Purchaser pursuant to Section 10.03, as the case may be.

“Intellectual Property” means all intellectual property and proprietary rights worldwide owned (or purported to be owned), applied for, used or licensed (whether as licensor or licensee) including foreign and domestic (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, domain names, logos, design rights, mask works, together with the goodwill associated exclusively therewith, (c) copyrights and copyrightable works, including copyrights in computer software (including source code, object code, macros, scripts, objects, routines, modules and other components), data and databases, together with all authors’ and moral rights, (d) trade secrets and other confidential information (including ideas, formulas, compositions, inventions, know-how, products, processes, techniques, methods, research and development information and results, drawings, specifications, designs, plans, proposals, technical data, marketing plans and customer, prospect and supplier lists and information) and (e) registrations, applications for registration, renewals, extensions and continuations (in whole or in part) of the foregoing.

“Law” means any federal, state, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property leased by the Company as lessor or lessee.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Liens” means all liens, mortgages, easements, charges, restrictions, claims, security interests, pledges, options or other encumbrances of any nature.

“Loss” means any loss, Liabilities, damage, claim, cost and expense, fine, Tax, interest, award, judgment or penalty (including reasonable attorneys’ and consultants’ fees and expenses) suffered or incurred.

“Material Adverse Effect” means any event, circumstance, change or effect that is, or would reasonably be expected to be, materially adverse to the business, operations, results of operations, financial condition or assets of the Company, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industry in which the Company operates (including legal and regulatory changes), (b) any change in national or international political, economic or social conditions or the securities markets, including events, circumstances, changes or effects caused by any outbreak or escalation of war, act of foreign enemies, hostilities, terrorist activities, or acts of nature, (c) any failure by the Company to meet forecasts (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining, whether there has been a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a), (b) and (d) through (h) of this definition), (d) any changes or effects resulting from any action taken pursuant to or in accordance with this Agreement or at the request of Purchaser or arising from or related to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including (i) any actions of competitors, (ii) any actions taken by or losses of employees, or (iii) any delays or cancellations of orders, (e) any reduction in the price of products offered by the Company in response to the reduction in price of comparable products offered by any competitor, (f) any industry wide decline in customer or consumer levels (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining, whether there has been a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a) through (e) and (g) through (h) of this definition), (g) any changes in Laws or accounting requirements or principles applicable to the Company or the interpretations thereof, or (h) any circumstance, change or effect that results from any action taken as required by Law, which in the case of clauses (a), (b), (f), (g), and (h) do not have a disproportionate effect on the Company, taken as a whole.

“Net Working Capital” as of any date or time means (a) the combined current Assets of the Company as of such date or time, excluding Cash, Cash Equivalents, Income Tax assets and all deferred Tax assets, minus (b) the combined current Liabilities of the Company as of such date or time, excluding Company Transaction Expenses, Company Debt, Income Tax liabilities and all deferred Tax liabilities and calculated in accordance with the sample calculation set forth in Annex B as of June 30, 2013.

“Optionholders” means the holders of Company Options that are outstanding and unexercised as of immediately prior to the Closing.

“Ordinary Course of Business” means any action taken by the Company if such action is consistent with past practices and is taken in the ordinary course of operations.

“Outside Date” means October 31, 2013.

“Permit” means any license, franchise or permit with any Governmental Authority required by applicable Law for the operation of the Business.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising by operation of Law and incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Liens and similar matters of record which do not materially interfere with the present use of the Leased Real Property, (e) matters which would be disclosed by an accurate survey or inspection of the Leased Real Property which do not materially impair the occupancy or current use of such Leased Real Property, and (f) the leases identified on Section 4.12 of the Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (a) all Taxes (or the non-payment thereof) of the Company (or any predecessor thereof) for all Pre-Closing Tax Periods, (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any comparable provision of any state, local or foreign Law, (c) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract (other than pursuant to customary Tax indemnification provisions in commercial Contracts not primarily related to Taxes), pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring on or prior to the Closing Date, (d) any Transfer Taxes for which the Sellers are responsible under Section 9.04, and (e) any Taxes of the Sellers (whether required to be collected by withholding or otherwise) incurred in connection with the purchase and sale of the Shares hereunder, in each case, except to the extent such Taxes were taken into account in computing Closing Net Working Capital as finally determined under Section 2.06. In the case of a Straddle Period, (i) the amount of any Taxes for the portion of such Straddle Period through the end of the Closing Date shall (i) in the case of ad valorem or similar property Taxes, be deemed to be the total amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of any other Taxes, be determined based on an interim closing of the books as of the close of business on the Closing Date.

“Reference Balance Sheet” means the consolidated balance sheets of the Company as of the Reference Statement Date.

“Reference Statement Date” means June 30, 2013.

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Target Net Working Capital” means $15,200,000.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto.

“Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

“Tax Returns” means any and all returns, reports and forms (including declarations, amendments, schedules, information returns or attachments thereto) filed or required to be filed with a Governmental Authority with respect to Taxes.

“to the Knowledge of the Company” or similar terms used in this Agreement mean the actual knowledge of the Sellers, Ajay Kumar, Sung Chung, Mark Kibler, Gerald Morgan, Justin Jordan and Luke Grant, in each case after reasonable due investigation.

“Transaction Tax Benefit Items” means the items defined in, and calculated in accordance with, the “Transaction Tax Benefit Schedule” attached as Schedule 1.01(a). The Company shall deliver the final Transaction Tax Benefit Schedule to Purchaser at least three Business Days prior to the Closing.

Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

“Affected Employees”	Section 8.02
“Agreement”	Preamble
“Antitrust Authority”	Section 6.03(a)
“Antitrust Filings”	Section 6.03(a)
“Auditor”	Section 2.06(c)
“Cap”	Section 10.04(a)
“Claim Notice”	Section 10.05
“Closing”	Section 2.03
“Closing Cash”	Section 2.06(b)
“Closing Date”	Section 2.03
“Closing Balance Sheet”	Section 2.06(b)
“Closing Net Working Capital”	Section 2.06(b)
“Company”	Preamble
“Company Shares”	Section 4.01(a)
“Confidential Information”	Section 6.02(c)
“Covered Persons”	Section 8.01(a)
“Deductible”	Section 10.04(a)
“Determination Date”	Section 2.06(c)
“Divestiture”	Section 6.03(d)
“DOJ”	Section 6.03(a)
“ERISA”	Section 4.13(a)
“Escrow Account”	Section 2.02(b)
“Escrow Agreement”	Section 2.02(b)
“Escrow Amount”	Section 2.02(b)
“Estimated Closing Cash”	Section 2.06(a)
“Estimated Closing Statement”	Section 2.06(a)

“Estimated Net Working Capital”	Section 2.06(a)
“Final Closing Statement”	Section 2.06(b)
“Financial Statements”	Section 4.05
“FTC”	Section 6.03(a)
“Fundamental Representations”	Section 10.01
“Indemnification Contracts”	Section 8.01(a)
“Inquiry”	Section 6.07
“Insurance Policies”	Section 4.18
“IRS”	Section 4.13(c)
“Jefferies”	Section 3.05
“Material Contracts”	Section 4.16
“Non-Competition Agreements”	Section 7.02(d)
“Non-Disclosure Agreement”	Section 6.02(b)
“Notice of Disagreement”	Section 2.06(c)
“Option Pool”	Section 4.01(a)
“Parachute Payment”	Section 9.08
“Per Claim Minimum”	Section 10.04(a)
“Plan”	Section 4.13(a)
“Purchase Price”	Section 2.02
“Purchaser”	Preamble
“Purchaser Cure Period”	Section 11.01(e)
“Purchaser Indemnified Party”	Section 10.02
“Real Property Leases”	Section 4.12(a)
“Restricted Cash Agreement”	Section 7.02(f)
“Required Consents”	Section 7.02(c)
“Sellers”	Preamble
“Seller Indemnified Party”	Section 10.03
“Seller Cure Period”	Section 11.01(d)
“Shares”	Preamble
“Terminating Purchaser Breach”	Section 11.01(e)
“Terminating Seller Breach”	Section 11.01(d)
“Third Party Claim”	Section 10.05
“Transfer Taxes”	Section 9.04
“TTB Carryback”	Section 9.06(c)
“Year End Statements”	Section 4.05

Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) references to dollars or $ shall, unless otherwise stated herein, be to the legal currency of the United States; and

(h) whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Shares and Treatment of Company Options.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller hereby agrees to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser hereby agrees to purchase, acquire and accept from each Seller, the number of Shares set forth opposite such Seller’s name on Annex A hereto, which Shares constitute all of the Shares owned by such Seller, for the consideration described in Section 2.02, below.

(b) Upon the terms and subject to the conditions of this Agreement, each unexpired and unexercised Company Option that remains outstanding as of immediately prior to the Closing shall be cancelled and extinguished in consideration for a payment in cash (without interest) as described in Section 2.02. For the avoidance of doubt, the parties hereto acknowledge and agree that each unexpired and unexercised Company Option shall, to the extent not previously vested, vest in full immediately prior to the transactions contemplated by this Agreement pursuant to the terms of such Company Options. Prior to the Closing, the board of directors of the Company (or a duly constituted and authorized committee thereof) shall adopt such resolutions, and take such other actions as are reasonably necessary to cause the Company Options to be extinguished as set forth in this Section 2.01(b).

Section 2.02 Purchase Price.

(a) In consideration for the sale and delivery of the Shares by Sellers and the cancellation of the Company Options, Purchaser, shall pay to Sellers and the Optionholders an aggregate sum of $180,000,000, as adjusted in accordance with this Section 2.02 and Section 2.06 (the “Purchase Price”), which shall be paid (i) to each Seller in accordance with the Estimated Closing Statement in cash by wire transfer of immediately available funds and (ii) to the Company in cash by wire transfer of immediately available funds for payment to each Optionholder by the Company within three (3) Business Days following the Closing through the Company’s payroll system in accordance with the Estimated Closing Statement, less withholdings and deductions required under applicable Law. At the Closing, the Purchase Price will be (i) increased or decreased (as applicable) by the Estimated Net Working Capital Overage or the Estimated Net Working Capital Shortage (ii) increased by the Estimated Closing Cash and (iii) decreased by the amount required at Closing to discharge in full the Company Debt and the amount required at Closing to discharge in full the Company Transaction Expenses (including Company Transaction Expenses payable following the Closing). After the Closing, the parties will determine the Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any), and make such payments as provided in Section 2.06.

(b) At the Closing, Purchaser and Sellers shall, and shall cause the Escrow Agent to, execute and deliver an escrow agreement in form and substance reasonably acceptable to Purchaser and Sellers (the “Escrow Agreement”). At Closing, Purchaser shall deposit with the Escrow Agent $13,500,000 (the “Escrow Amount”), to be held by the Escrow Agent in an account (the “Escrow Account”) pursuant to this Agreement and the Escrow Agreement in order to secure, in part, Sellers’ indemnification obligations pursuant to Article X and Sellers payment obligation, if any, under Section 2.06. Not later than three (3) Business Days after the twelve-month anniversary of the Closing, an amount equal to (i) $9,250,000 minus (ii) the sum of (A) the aggregate unpaid amounts, if any, required to be, but not yet distributed from the Escrow Account pursuant to the Escrow Agreement and (B) as to any unresolved claim, the aggregate amount specified in the notice submitted to the Escrow Agent pursuant to the Escrow Agreement (which amount shall be held in and released from the Escrow Account upon resolution of any such unresolved claims pursuant to the terms of the Escrow Agreement) shall be released to the Sellers pursuant to the terms of the Escrow Agreement (such amount, the “Released Escrow Amount” and the difference between the Escrow Amount and the Released Escrow Amount, the “Remaining Escrow Amount”). The Remaining Escrow Amount will be retained by the Escrow Agent pursuant to this Agreement and the Escrow Agreement in order to secure Sellers’ indemnification obligations pursuant to Section 10.02(a)(i) with respect to breaches of Fundamental Representations, breaches of the representations set forth in Section 4.15 (Taxes) and Section 10.02(a)(iii). Not later than three (3) Business Days after the twenty-four month anniversary of the Closing, an amount equal to (i) the Remaining Escrow Amount minus (ii) the sum of (A) the aggregate unpaid amounts, if any, required to be, but not yet distributed from the Escrow Account pursuant to the Escrow Agreement and (B) as to any unresolved claim, the aggregate amount specified in the notice submitted to the Escrow Agent pursuant to the Escrow Agreement (which amount shall be held in and released from the Escrow Account upon resolution of any such unresolved claims pursuant to the terms of the Escrow Agreement) shall be released to the Sellers pursuant to the terms of the Escrow Agreement. The Escrow Amount and Remaining Escrow Amount shall be held and disbursed in accordance with the terms of the

Escrow Agreement and this Agreement. For the avoidance doubt, the parties acknowledge and agree that the Escrow Amount shall be deducted from the amounts otherwise payable to Sellers and not from the amounts payable to the Optionholders.

Section 2.03 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California, 90071 on the second (2nd) Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 7.01 and Section 7.02 (other than the conditions, which by their nature are to be satisfied at the Closing) (the “Closing Date”), or at such other place or at such other time or on such other date as the Company and Purchaser may mutually agree upon in writing.

Section 2.04 Closing Deliveries by Sellers. At the Closing, each Seller shall deliver or cause to be delivered to Purchaser:

(a) share certificates representing the Shares (or affidavits of lost certificates), duly endorsed in blank for transfer, or accompanied by irrevocable stock powers duly executed in blank, in either case by the holders of such Shares as set forth on Annex A;

(b) resignations from each director of the Company effective as of the Closing; and

(c) to Purchaser, a true and complete copy, certified by the Secretary of the Company, of the resolutions duly and validly adopted by the Board of Directors of the Company evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

(d) to Purchaser, a certificate of the Secretary of the Company certifying the names and signatures of the officers of the Company authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(e) to Purchaser, payoff letters in a form reasonably acceptable to Purchaser executed by each holder of the Company Debt and each Person to receive payments at Closing for any Company Transaction Expenses (other than with respect to amounts payable to employees of the Company) indicating payoff amounts and other customary information; and

(f) a certificate of a duly authorized officer of each of the Company certifying as to the matters set forth in Section 7.02(a).

(h) copies of each of the Required Consents.

Section 2.05 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver:

(a) to each Seller, the portion of the Purchase Price payable under Section 2.02 and allocated to such Seller in the Estimated Closing Statement, by wire transfer of immediately available funds to the accounts designated by each of the Sellers in writing prior to the Closing;

(b) to the Company, the aggregate portion of the Purchase Price payable under Section 2.02(a)(ii) and allocated in the Estimated Closing Statement to the Optionholders (which amount, less withholdings and deductions required under applicable Law, shall be paid by the Company to the Optionholders through the Company’s payroll system within three (3) Business Days following the Closing);

(c) to Sellers, a true and complete copy, certified by the Secretary of Purchaser, of the resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby;

(d) to Sellers, a certificate of the Secretary of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the Escrow Agreement and the other documents to be delivered hereunder and thereunder;

(e) to each of the Persons entitled to payment of any Company Transaction Expenses (other than with respect to amounts payable to employees of the Company), the portion of the Company Transaction Expenses payable to such Person as set forth on the Estimated Closing Statement to be paid from the proceeds of the Purchase Price otherwise payable to Sellers and Optionholders under Section 2.02;

(f) to the Company, except as otherwise provided in the Restricted Cash Agreement, the aggregate portion of the Company Transaction Expenses allocated in the Estimated Closing Statement to employees of the Company (which amount, less withholdings and deductions required under applicable Law, shall be paid by the Company to such employees through the Company’s payroll system on or within three (3) Business Days following the Closing); and

(g) to Sellers, a certificate of a duly authorized officer of Purchaser certifying as to the matters set forth in Section 7.01(a).

Section 2.06 Net Working Capital Adjustment.

(a) Estimated Net Working Capital Adjustment. Not later than three (3) Business Days prior to the anticipated Closing, the Company shall deliver to Purchaser a written closing statement (the “Estimated Closing Statement”) setting forth (i) the good faith estimate of the Net Working Capital of the Company as of the Closing (the “Estimated Net Working Capital”), including the resulting Estimated Net Working Capital Overage (if any) or the Estimated Net Working Capital Shortage (if any), together with a reasonably detailed explanation of the calculation thereof, (ii) the Company Debt, (iii) the good faith estimate of the Cash and Cash Equivalents as of the Closing Date (the “Estimated Closing Cash”), (iv) the Company Transaction Expenses (including the amounts payable to each applicable Person) to be paid as of the Closing or upon the occurrence of any additional or subsequent event following the Closing, (v) the portion of the Purchase Price (less the Escrow Amount) to be paid to each Seller, (vi) the portion of the Escrow Amount allocated to each Seller and (vii) the portion of the Purchase Price to be paid to each Optionholder. A sample calculation of the Net Working Capital based on the Reference Balance Sheet is set forth in Annex B. The Estimated Net Working Capital shall be determined in good faith and in accordance with GAAP on a basis consistent with the preparation of the Reference Balance Sheet. The effective time of the Closing for purposes of calculating the Estimated Net Working Capital and the Closing Net Working Capital shall be 11:59 p.m. on the Closing Date. The calculation of the Estimated Net Working Capital and the Closing Net Working Capital shall use the same methodology as the calculation of the sample calculation of the Net Working Capital as set forth on Annex B.

(b) Final Closing Statement. As soon as reasonably practicable following the Closing Date, and in any event within forty-five (45) calendar days thereafter, Purchaser shall deliver to Sellers a written statement (the “Final Closing Statement”) consisting of (i) a balance sheet of the Company as of the Closing (the “Closing Balance Sheet”), (ii) a calculation of the Net Working Capital of the Company as of the Closing, as derived from the Closing Balance Sheet and otherwise in accordance herewith (the “Closing Net Working Capital”), along with the resulting Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any) and (iii) the final Cash and Cash Equivalents as of the Closing Date (the “Closing Cash”). Any amounts determined pursuant to the Final Closing Statement shall be paid to either Sellers or Purchaser pursuant to Section 2.06(d). The Final Closing Statement shall be prepared in accordance with GAAP and shall use the same methodology as the calculation of the sample calculation of the Net Working Capital as set forth on Annex B.

(c) Disputes. Upon delivery of the Final Closing Statement, Purchaser will provide to Sellers and their representatives reasonable access to the books and records of the Company, to the extent reasonably related to the evaluation of the Closing Balance Sheet and the (i) calculation of the Closing Net Working Capital and Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any) and (ii) determination of the Closing Cash. If Sellers disagree with any amount set forth on the Final Closing Statement or any element of the Closing Balance Sheet relevant thereto, Sellers shall notify Purchaser of such disagreement in writing within thirty (30) days after its receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement (“Notice of Disagreement”). In the event that Sellers do not provide a Notice of Disagreement within such thirty (30) day period, Sellers shall be deemed to have accepted the Final Closing Statement delivered by Purchaser, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Notice of Disagreement is timely provided within such thirty (30) day period by Sellers, Purchaser and Sellers shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement and identified in the Notice of Disagreement. If, at the end of such period, Purchaser and Sellers are unable to resolve such disagreements, then an independent accounting firm of recognized national standing as may be mutually selected by Purchaser and Sellers (provided such accounting firm shall have no existing relationship with Purchaser, the Company or the Sellers) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Auditor, based solely on written submissions provided by Purchaser and Sellers to the Auditor within ten (10) days following the Auditor’s selection, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.06(b) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the determinations of the Closing Cash or the Closing Net Working Capital and Closing Net Working Capital Overage or Closing Net Working Capital Shortage require adjustment. The fees and expenses of the Auditor shall be paid one-half by Purchaser and one-half by Sellers. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Final Closing Statement is finally determined in accordance with this Section 2.06(c) is referred as to the “Determination Date.”

(d) Payment. Any amounts determined to be due and owing to Sellers from Purchaser or to Purchaser from Sellers, as applicable, pursuant to this Section 2.06 shall be paid, in accordance with the allocation percentages set forth on Annex A, by Sellers to Purchaser or by Purchaser to Sellers, as applicable, by wire transfer of immediately available funds, within five (5) days after the applicable Determination Date.

Section 2.07 Withholding Rights. Purchaser, the Company or the Escrow Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law; provided, however, that (a) before making any such deduction or withholding with respect to any Seller, Purchaser, the Company or the Escrow Agent, as applicable, shall give the Sellers notice of the intention to make such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least a commercially reasonable period of time before such deduction or withholding is required, in order for the Sellers to obtain reduction of or relief from such deduction or withholding), (b) Purchaser, the Company or the Escrow Agent, as applicable, shall cooperate with the Sellers to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding, and (c) Purchaser, the Company or the Escrow Agent, as applicable, shall timely remit to the appropriate Governmental Authority any and all amounts so deducted or withheld and timely file all Tax Returns and provide to the Sellers such information statements and other documents required to be filed or provided under applicable Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by Purchaser, the Company or the Escrow Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING SELLERS

Except as disclosed in the Disclosure Schedule, which Disclosure Schedule shall disclose exceptions to the representations and warranties organized according to the corresponding sections of this Agreement, each Seller, severally and not jointly, hereby represents and warrants to Purchaser as of the date of this Agreement and as of the Closing Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), the following:

Section 3.01 Organization, Authority and Qualification of Seller. Seller has all necessary authority and legal capacity to enter into this Agreement and the Ancillary Agreements required hereby to be executed and delivered by Seller, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

This Agreement has been, and each Ancillary Agreement required hereby to be executed and delivered by the Seller at the Closing will be, duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) constitutes, or in the case of the Ancillary Agreements to be delivered at the Closing, will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

Section 3.02 Ownership of Shares. Seller is the sole owner, beneficially and of record, of the Shares set forth opposite its name on Annex A, free and clear of all Liens.

Section 3.03 No Conflict. Except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller do not and will not (a) conflict with or violate any Law or Governmental Order applicable to Seller or its assets, properties or business, or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller is a party, except in the case of clauses (a) or (b) as would not (i) reasonably be expected to materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by this Agreement or (ii) reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company.

Section 3.04 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the Ancillary Agreements required hereby to be executed and delivered at the Closing by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company, or (b) as may be required pursuant to the HSR Act or any other Antitrust Law.

Section 3.05 Brokers. Except for Jefferies & Company, Inc. (“Jefferies”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.06 Compliance with Laws; Litigation. There is no Action by or against Seller pending or, to the knowledge of Seller, threatened before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the Ancillary Agreements, the timely consummation of the transactions contemplated hereby or thereby, or the timely performance of Seller’s obligations hereunder or thereunder.

ARTICLE IV

REPRESENTATION AND WARRANTIES CONCERNING THE COMPANY

Except as disclosed in the Disclosure Schedule delivered on the date of this Agreement, which Disclosure Schedule shall disclose exceptions to the representations and warranties organized according to the corresponding sections of this Agreement, each Seller, severally and not jointly, hereby represents and warrants to Purchaser as of the date of this Agreement and as of the Closing Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), the following:

Section 4.01 Capitalization.

(a) The Company is authorized to issue one class of shares of stock and the total number of shares which the Company is authorized to issue is 600,000 (the “Company Shares”), of which 500,000 are issued and outstanding as of the date of this Agreement. The Company has reserved 77,200 shares for issuance under the Company Option Plan (the “Option Pool”), none of which have been issued pursuant to the exercise of options granted under the Company Option Plan as of the date of this Agreement, and 63,600 of which are subject to issued and outstanding Company Options as of the date hereof. All of the issued and outstanding Company Shares are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Laws. Except for the Option Pool, no Company Shares are held in treasury or are authorized or reserved for issuance. There are no accrued but unpaid dividends payable by the Company on any Company Shares.

(b) Except for the Company Option Plan and the Company Options granted thereunder, the Company does not sponsor or maintain any stock option plan or any other plan or agreement providing for any equity or equity-linked compensation to any Person. Except as set forth in Section 4.01(b) of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, rights (including “phantom” stock rights), preemptive rights or other contracts, commitments, understandings, plans or arrangements, including any right of first refusal or right of conversion or exchange under any outstanding security, instrument or agreement, obligating the Company to issue or sell any shares of the Company or to grant, extend or enter into any option with respect thereto, whether granted under the Company Option Plan or otherwise. Section 4.01(b) of the Disclosure Schedule sets forth for each outstanding Company Option, the name of the holder of such Company Option, the number of Company Shares issuable upon the exercise of such Company Option, the exercise price of such Company Option, and the date of grant of such Company Option.

(c) No Company Shares have been issued subject to a repurchase option on the part of the Company or repurchase obligation of the Company, risk of forfeiture or other similar condition.

(d) There are no preemptive rights or agreements, arrangements or understandings (written or oral) to issue preemptive rights with respect to the issuance or sale of Company Shares created by statute or any agreement or other arrangement (written or oral) to which the Company is a party or to which it is bound and there are no agreements, arrangements or understandings (written or oral) to which the Company is a party pursuant to which the Company has the right to elect to satisfy any Liability by issuing Company Shares or Equity Equivalents.

(e) The Company is not a party or subject to any agreement, arrangement or understanding (written or oral), and, to the Knowledge of the Company, there is no agreement, arrangement or understanding (written or oral) between or among any Persons which affects, restricts or relates to voting, transfer of any Company Shares, giving of any written consent, or dividend right with respect to or the transferability of any Company Shares, including any shareholder agreement, voting trust agreement or proxy. No debt securities of the Company are issued and outstanding.

Section 4.02 Organization, Authority and Qualification of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of California and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each other jurisdiction in which the properties leased by it or the operation of the Business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (i) adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or (ii) have a Material Adverse Effect. The Company has all corporate authority and legal capacity to enter into this Agreement and each of the other agreements, instruments and documents required hereby to be executed and delivered by it, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon execution and delivery thereof by the Company, each other agreement, instrument or document required hereby to be executed and delivered by the Company at the Closing will be, duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Purchaser or the other parties thereto, as applicable) constitutes, or in the case of each agreement, instrument or document to be delivered at Closing, will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. The Company has made available to Purchaser true and complete copies of the constituent documents and stock records of the Company as in effect as of the date of this Agreement.

(b) The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

Section 4.03 No Conflict. Except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement and each other agreement, instrument or document required hereby to be executed and delivered at the Closing by the Company does not and will not (a) violate, conflict with or result in the breach of the articles of incorporation or bylaws of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company or its assets, properties or business, or (c) except as set forth in Section 4.03 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company is a party, except, in the case of clauses (b) and (c), as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company.

Section 4.04 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each other agreement, instrument or document required hereby to be executed and delivered at the Closing by the Company does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company or (c) as may be required pursuant to the HSR Act or any other Antitrust Law.

Section 4.05 Financial Information. The Company has delivered to Purchaser true and correct copies of the financial statements of the Company for: (a) the periods ending December 31, 2011 and December 31, 2012 (the “Year End Statements”), which Year End Statements for of the Company have been audited, and (b) the six (6) month period ended the Reference Statement Date (such statements, together with the Year End Statements and the Reference Balance Sheet, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly in all material respects the financial condition and results of operations of the Company for the respective periods covered thereby.

Section 4.06 Absence of Undisclosed Material Liabilities. There are no material Liabilities of the Company of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Financial Statements or the notes thereto, (b) incurred since the Reference Statement Date in the Ordinary Course of Business or (c) that constitute the Company Transaction Expenses.

Section 4.07 Absence of Certain Changes or Events. Since the Reference Statement Date through the date of this Agreement, except as contemplated by or disclosed in this Agreement or as set forth in Section 4.07 of the Disclosure Schedule, the Business has been conducted in all material respects in the Ordinary Course of Business, and there has not been:

(a) any event or development that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) Any entry into, adoption of or amendment to any Plan or any material increase in the compensation of any employee of the Company or any material change in personnel policies or other compensation arrangements affecting the employees of the Company, except (i) for the entry into any new employment agreement providing for compensation of less than $150,000 per annum; (ii) as required by Law or the terms of a Plan existing on the date of this Agreement (iii) pursuant to any agreements existing on the date of this Agreement; or (iv) in the Ordinary Course of Business;

(d) any action to institute any new severance or termination pay practices with respect to any directors or employees of the Company or to increase the benefits payable under its severance or termination pay practices, except to the extent that any such new or increased severance or termination pay is payable by the Company prior to or concurrently with the Closing;

(e) any change in method of accounting or accounting practice or policy used by the Company, other than changes required by GAAP;

(f) any material change in cash management and working capital practices, including collection of receivables and payment of payables, or any material change in credit terms with customers, in each case other than in the Ordinary Course of Business;

(g) any making or changing of any material Tax election, adoption or change of any Tax accounting method, filing of any material amended Tax Return, filing of any other Tax Return other than in the Ordinary Course of Business, entry into any closing agreement or receipt of any Tax ruling, settlement or compromise of any Tax Contest or assessment, consent to any extension or waiver of the limitation period applicable to any Tax Contest or assessment, or surrender of any right to claim a Tax refund;

(h) except in the Ordinary Course of Business, any sale, assignment, transfer, lease, license, or other disposition of (A) any of the material Assets of the Company having a value, in any individual case, in excess of $100,000 or, in the aggregate, in excess of $500,000 or (B) the inventory of the Company;

(i) any cancellation, compromise, waiver or release of any right or claim of the Company or settlement of any outstanding material Action, other than in the Ordinary Course of Business; or

(j) acquisition by the Company of any material assets (other than in the Ordinary Course of Business), the acquisition by the Company of any corporation, partnership or other business organization or division thereof (by merger, consolidation or combination, or acquisition of stock or assets).

Section 4.08 Compliance with Laws. The Company is, and since January 1, 2010, the Company has been, conducting, the Business in compliance with all Laws applicable to the Company (except for Laws addressed in Section 4.13, Section 4.14, Section 4.15 and Section 4.17), except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2010, the Company has not received any written notice from any Governmental Authority or other third party regarding any actual, alleged or potential violation or failure to comply with any applicable Law (except for Laws addressed in Section 4.13, Section 4.14, Section 4.15 and Section 4.17) and the Company has not been sanctioned, fined or penalized for any violation of or failure to comply with any applicable Law.

Section 4.09 Litigation and Governmental Orders. (a) There are no material Actions pending or, to the Knowledge of the Company, threatened, against the Company, (b) neither the Company nor its Assets are subject to any material Governmental Order relating specifically to the Company, the Business or any of its Assets, and (c) neither the Company nor any Seller has received written notice that any Action will be commenced against the Company. Since January 1, 2010, there has been no Action commenced or, to the Knowledge of the Company, threatened in writing, with respect to any product liability claim against the Company.

Section 4.10 Permits. The Company has (and since January 1, 2010 has had) all Permits required under applicable Law to permit the Company to conduct the Business, except where the failure to have such permits would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company. Section 4.10 of the Disclosure Schedule lists all such Permits, indicating for each the relevant Governmental Authority and, if applicable, the expiration date. As of the date of this Agreement, all of the Permits held by or issued to the Company are in full force and effect, and the Company is in (and since January 1, 2010 has been in) compliance in all material respects with each such Permit held by or issued to it, except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Company. Since January 1, 2010, neither the Company nor any Seller has received any written notice from any Governmental Authority or other third party regarding any actual, alleged or potential violation of or failure to comply with any Permit.

Section 4.11 Intellectual Property. Section 4.11(a) of the Disclosure Schedule sets forth a true and complete list of all patents and patent applications, all registered trademarks and trademark applications, all registered copyrights and all registered Internet domain names included in the Company Intellectual Property. The Company owns the Company Intellectual Property free and clear of all Liens other than pursuant to the Company IP Agreements or as otherwise disclosed on Section 4.11(b) of the Disclosure Schedule. To the Knowledge of the Company, no Person is engaging in any activity that infringes any Company Intellectual Property or rights to Intellectual Property granted to the Company under Company IP Agreements in any material respect. No claim has been asserted in writing to the Company and to the Knowledge of the Company, no claim has been threatened against the Company, that the use of any Company Intellectual Property or rights to Intellectual Property granted to the Company under Company IP Agreements infringes or misappropriates the patents, trademarks, copyrights or trade secrets of any third party or challenges the Company’s ownership or use of, or the validity or enforceability of any Company Intellectual Property or Company IP Agreements.

Section 4.12 Real Property; Assets.

(a) The Company does not own nor has it ever owned any real property. Section 4.12(a) of the Disclosure Schedule lists the street address of each parcel of Leased Real Property of which the Company is the lessee, for which the Company owns a valid and enforceable leasehold or license interest (as applicable). The Company has delivered to Purchaser true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property (the “Real Property Leases”), and there has not been any sublease or assignment entered into by the Company in respect of the leases relating to the Leased Real Property. Each Real Property Lease is valid and binding on, and enforceable in accordance with its terms against, the Company and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect. Upon consummation of the transactions contemplated by this Agreement, each Real Property Lease shall continue in full force and effect without penalty or other adverse consequence. The Company has performed, in all material respects, all obligations required to be performed under each Real Property Lease and the Company is not in material breach of any Real Property Lease. To the Knowledge of the Company, there are no existing material defaults by reason of any act or omission of any landlord or licensor with respect to the Real Property Leases and there are no facts or circumstances that it reasonably believes would give rise to a material default by any landlord or licensor pursuant to such Real Property Leases.

(b) As of the date hereof and as of the Closing Date, the Company owns good and valid title, right and interest in and to all of the tangible personal property material to the operation of the business of the Company as presently conducted, free and clear of all Liens, except Permitted Liens. All of the material buildings, fixtures and other improvements located on Leased Real Property and all other material tangible assets, owned, leased or licensed by the Company are in good operating condition and repair, subject to ordinary wear and tear, and are sufficient to permit the Company to continue to operate the Business, except as would not reasonably be expected to materially and adversely affect the Company.

Section 4.13 Employee Benefit Matters.

(a) Section 4.13(a) of the Disclosure Schedule lists each Plan. “Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other compensation plan, program, agreement or arrangement that is (i) maintained, sponsored or contributed to by the Company for the benefit of any of its current or former employees, directors, officers, agents or independent contractors (or any dependent or beneficiary of any of any such individuals), or (ii) with respect to which the Company has (or could reasonably be expected to have) any current or future Liability (whether fixed or contingent). The Company has made available to Purchaser a true and complete copy of each Plan.

(b) With respect to each Plan, except as would not subject the Company or Purchaser to any material liability: (i) such Plan is, and at all times since inception has been, established, maintained, administered, operated and funded in all respects in compliance with its terms and the requirements of all applicable Laws; (ii) none of the Company, any Seller, any Affiliate of the Company or, to the Knowledge of the Company, any other fiduciary of such Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable Law; (iii) no non-exempt prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code has occurred or, to the Knowledge of the Company, is threatened or about to occur (including any of the transactions contemplated in or by this Agreement); (iv) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Plan have been paid on or before their respective due dates and within any time period prescribed by ERISA, or, if not yet due, have been accrued as a liability on the Financial Statements to the extent required by GAAP; and (v) the Company has not incurred, and to the Knowledge of the Company no condition or set of circumstances currently exists, that would cause the Company, Purchaser or any of their respective Affiliates to incur, directly or indirectly, any penalty or excise tax imposed under ERISA, the Code or any other applicable Law with respect to such Plan. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits). No Plan is currently under investigation or audit by any Governmental Authority, and, to the Knowledge of the Company, no such investigation or audit is threatened by any Governmental Authority.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Plan has received a favorable determination letter from the United States Internal Revenue Service (the “IRS”), which letter covers the Pension Protection Act of 2006, has pending or has time remaining in which to file an application for, and to make any amendments necessary to obtain, such a determination letter from the IRS, or is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred that could reasonably be expected to cause the loss of such qualification or exemption or to require the filing of a submission under the IRS’s employee plans compliance resolution system or the taking of any corrective action pursuant to such system in order to maintain the qualified status of such Plan.

(d) No Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and the Company has no direct, indirect or contingent Liability with respect to any such plan. The Company has no Liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any other trade, business or Person.

Section 4.14 Employment and Labor Matters.

(a) Since January 1, 2010, the Company has (i) been in compliance in all material respects with all applicable Laws respecting employment and employment practices, including hiring, termination of employment, nondiscrimination in employment, disability, civil rights, immigration, pay equity, terms and conditions of employment, occupational safety and health, the Fair Labor Standards Act and its state law equivalents, the California Labor Code and the applicable Industrial Welfare Commission Wage Order or Orders and (ii) not engaged in any unfair labor practices. To the Knowledge of the Company, no employee of the Company is an undocumented immigrant.

(b) The Company is not a party to any collective bargaining agreement with respect to its employees with any labor organization, group or association, nor, to the Knowledge of the Company, have there been any attempts to organize the employees of the Company during the one (1)-year period prior to the date of this Agreement. As of the date of this Agreement, there is no (and since January 1, 2010 there has been no) labor strike, slowdown or work stoppage pending against the Company. There is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board or any other Governmental Authority.

(c) Except as would not subject the Company or Purchaser to material liability, each Person who performs services for the Company has been, and is, properly classified by the Company as (i) an employee or an independent contractor for Tax purposes, and (ii) an exempt or non-exempt employee under the Fair Labor Standards Act of 1934, as amended, and since January 1, 2010, the Company has not received any notices from or claims by any Governmental Authority challenging such classifications.

(d) There are no material internal investigations, or material internal grievances pending against the Company relating to labor, employment or employment practices that involve or relate to any Company employee or former employee.

(e) Since January 1, 2010, the Company has not effectuated a “plant closing” or “mass layoff” (as defined in the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar applicable Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business.

Section 4.15 Taxes. Except for the matters disclosed on Section 4.15 of the Disclosure Schedule:

(a) All Tax Returns required to have been filed by or with respect to the Company have been timely filed (taking into account any extension of time to file granted or obtained), and all such Tax Returns are complete and accurate in all material respects. All Taxes (whether or not shown to be payable on such Tax Returns) required to have been paid by or with respect to the Company have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b) The Company has (i) withheld all Taxes required to be withheld in respect of all payments to employees, officers, directors, and any other Persons and (ii) timely remitted all such Taxes withheld or collected to the appropriate Governmental Authority in accordance with applicable Laws.

(c) The unpaid Taxes of the Company (i) did not, as of the Reference Statement Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the Reference Statement Date, the Company has not incurred any liability for Taxes other than in the ordinary course of business.

(d) No deficiency for Taxes with respect of the Company has been asserted or assessed by a Governmental Authority in writing or, to the Knowledge of the Company, otherwise that has not been satisfied by payment, settled or withdrawn, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No Governmental Entity in a jurisdiction where the Company does not file Tax Returns has made any claim in writing that the Company is or may be subject to Tax in that jurisdiction.

(e) There are no Tax liens on any assets of the Company (other than Permitted Liens).

(f) The Company (i) is not, and has never been, a member of any affiliated group within the meaning of Section 1504 of the Code, or any similar group defined under a comparable provision of state, local or foreign Law, filing a consolidated, combined or unitary Income Tax Return and (ii) does not have any liability for Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any comparable provision of any state, local or foreign Law), as a transferee or successor, or by contract (other than pursuant to customary Tax indemnification provisions in commercial Contracts not primarily related to Taxes), pursuant to any Law or otherwise. The Company is not a party to, and does not have any obligations under, any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes).

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, income for any Post-Closing Tax Period as a result of any (i) change in method of accounting made prior to the Closing pursuant to Section 481(a) of the Code (or any comparable provision of any state, local or foreign Law), (ii) closing agreement described in Section 7121 of the Code (or any comparable provision of any state, local or foreign Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) prepaid amount received prior to the Closing. The Company uses the accrual method of accounting for Income Tax purposes.

(h) The Company has not taken any position on a Tax Return that could result in an “underpayment” of Tax within the meaning of Section 6662 of the Code (or any comparable provision of any state, local or foreign Law). The Company has not “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any “reportable transaction” within the meaning of such term under Treasury Regulation Section 1.6011-4(b) and Section 6707A(c) of the Code (or any comparable provision of any state, local or foreign Law).

(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) The Company is not, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code. The Company is not, and has never been, subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(k) Schedule 4.15(k) sets forth, with respect to each Seller, all jurisdictions with respect to which such Seller is a resident for Tax purposes.

(l) Each Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Plan). No Company Option (or other right to acquire any share of the Company) is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code. The Company has no agreement or obligation to indemnify or “gross-up” any individual for any Taxes or interest imposed on such individual pursuant to Section 409A of the Code.

(m) No payment or benefit has been or will be provided under this Agreement, under any arrangement contemplated by this Agreement, or under any Plan, in either case, as of the Closing, that, either alone or together with any other payments or benefits, constitutes or could constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as a result of the consummation of the transactions contemplated by this Agreement. The Company has no agreement to pay or reimburse any Person for any Taxes imposed under Section 4999 of the Code as a result of the consummation of the transactions contemplated hereby, either alone or in connection with any other event.

(n) This Section 4.15 and Section 4.13 (insofar as it relates to Taxes) constitutes the sole and exclusive representations and warranties of the Company with respect to any matters relating to Taxes.

Section 4.16 Certain Contracts.

(a) Section 4.16(a) of the Disclosure Schedule lists, as of the date hereof, each of the following contracts and agreements of the Company, excluding any Plans (such contracts and agreements being “Material Contracts”):

(i) all collective bargaining agreements or contracts with any labor union or labor organization applicable to employees of the Company;

(ii) all contracts and agreements (A) relating to indebtedness for borrowed money in an amount in excess of $100,000, (B) making the Company liable, by guaranty, suretyship agreement, warranty, indemnification contract, contribution contract or otherwise, upon or with respect to any debt, dividend or other Liability or obligation of any other Person (except warranties offered by the Company in the Ordinary Course of Business on the products it distributes) or (B) granting a Lien (other than a Permitted Lien) upon any material assets of the Company;

(iii) all contracts and agreements that limit or purport to limit the ability of the Company to (A) compete in any line of business or with any Person or in any geographic area or during any period of time or (B) solicit for employment or hire any Person for employment by the Company;

(iv) all contracts and agreements that require the Company to purchase its requirements for any goods or services exclusively from any one or more Persons or distribute its goods or provide its services through any exclusive arrangement;

(v) all contracts and agreements that the Company reasonably expects to result in total annual payments to third parties by the Company in excess of $250,000 in 2013 or with total aggregate payments in excess of $1,000,000 during the term of the contract or agreement;

(vi) all contracts and agreements that the Company reasonably expects to result in customer payments in excess of $500,000 in 2013;

(vii) all contracts and agreements pursuant to which the Company shares profits or expenses;

(viii) all Company IP Agreements (other than licenses, end user agreements, clickwrap or shrink wrap agreements for software that is generally commercially available for licensing); and

(ix) all contracts and agreements granting a power of attorney by the Company.

(b) Except for such exceptions as have not and would not reasonably be expected to have a material adverse effect on the Company or as set forth on Section 4.16(b) of the Disclosure Schedule, (i) each Material Contract is valid and binding on, and enforceable in accordance with its terms against, the Company and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect, (ii) upon consummation of the transactions contemplated by this Agreement, except for the Required Consents, each Material Contract shall continue in full force and effect without penalty or other adverse consequence, (iii) the Company, as applicable, has performed, in all material respects, all obligations required to be performed under each Material Contract, and (iv) the Company is not, and to the Knowledge of the Company, any of the other parties are not in material breach of, or material default under, any Material Contract. Accurate and complete copies of each Material Contract (and written summaries of the terms of any oral Material Contract) have been delivered or otherwise made available to Purchaser. As of the date of this Agreement, neither the Company nor any Seller has received any notification that any party to a Material Contract intends to cancel, terminate, materially modify, refuse to perform or refuse to renew such Material Contract (if such Material Contract is renewable by its terms).

Section 4.17 Environmental Matters. (a) The Company is and at all times has been in material compliance with all applicable Environmental Laws, and (b) there are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened against the Company alleging material violations of or Liability under any Environmental Law. To the Knowledge of the Company, Hazardous Materials are not, and have not at any time been, generated, used, treated or stored on, transported to or from, or disposed of at, on or in, any property owned or leased by the Company, except in material compliance with all applicable Environmental Laws, and no Hazardous Materials have been released in, on, under or from any property owned or leased by the Company such that any investigation, remediation, clean-up or other response is or will be required by the Company under any applicable Environmental Law, except as would not reasonably be expected to materially and adversely affect the Company. To the Knowledge of the Company, the Company has not retained or assumed by contract, applicable Law or otherwise any Liability or responsibility for any claims or conditions relating to Hazardous Materials or Environmental Laws, except as would not reasonably be expected to have a material effect on the Company taken as a whole.

Section 4.18 Insurance. Section 4.18 of the Disclosure Schedule sets forth a list of each material insurance policy currently maintained in favor of the Company (the “Insurance Policies”). The Company has not received any written notice of cancellation or non-renewal of any insurance policy currently maintained in favor of the Company or been denied insurance coverage. The Insurance Policies are sufficient for compliance with all material requirements of the Material Contracts. Since January 1, 2010, the Company’s coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

Section 4.19 Absence of Questionable Payments. Neither the Company nor any of its directors or officers, or to the Knowledge of Company, any agents, employees or other Person acting on behalf of Company, has used any funds of the Company for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to government officials or others that is, in each case, in violation of applicable Law. The Company has not received any notice that any transaction engaged in by the Company was in violation of applicable Law. The Company has adequate financial controls to prevent such contributions, payments, gifts, entertainment or expenditures in violation of applicable Law. Neither the Company nor any of its current directors or officers, or to the Knowledge of the Company, no agents, employees or any other Person acting on behalf of Company, has accepted or received any contributions, payments, gifts or expenditures in violation of applicable Law. The Company has at all times complied, and is in compliance in all respects, with the applicable provisions of the U.S. Foreign Corrupt Practices Act, as amended, and other similar domestic and foreign laws and regulations.

Section 4.20 Related Party Transactions. There is no contract or agreement between the Company, on the one hand, and any Seller or immediate family member of any Seller, on the other hand.

Section 4.21 Brokers. Except for Jefferies, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as of the date hereof and as of the Closing Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date) the following:

Section 5.01 Organization and Authority of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Escrow Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Purchaser is duly licensed or qualified to do business and is in good standing in each other jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. Purchaser has all corporate authority and legal capacity to enter into this Agreement and each of the other agreements, instruments and documents required hereby to be executed and delivered by it, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon execution and delivery thereof by Purchaser, each other agreement, instrument or document required hereby to be executed and delivered by Purchaser at the Closing will be, duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Sellers or the other parties thereto, as applicable) constitutes, or in the case of each agreement, instrument or document to be delivered at Closing, will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

Section 5.02 No Conflict. Except as may result from any facts or circumstances relating solely to Sellers or the Company, the execution, delivery and performance of this Agreement and each other agreement, instrument or document required hereby to be executed and delivered at the Closing by Purchaser do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Escrow Agreement.

Section 5.03 Governmental Consents and Approvals. Except for the Government Consents, the execution, delivery and performance of this Agreement and each other agreement, instrument or document required hereby to be executed and delivered at the Closing by Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority.

Section 5.04 Investment Purpose. Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the

Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Purchaser has no knowledge of any facts that would, under existing applicable Laws, disqualify Purchaser as the transferee of the Shares.

Section 5.05 Sufficient Funds. As of the date of this Agreement, Purchaser has, and at the Closing, Purchaser will have, sufficient funds available to it, without requiring the prior consent, approval or other discretionary action of any third party, to make the payments required under Article II, to pay the Purchase Price pursuant to this Agreement. Purchaser expressly acknowledges that Purchaser’s ability to obtain financing is not a condition to the obligations of Purchaser hereunder.

Section 5.06 Litigation. No material Action by or against Purchaser is pending or, to the best of Purchaser’s knowledge, threatened, which could affect the legality, validity or enforceability of this Agreement or any other agreement, instrument or document required hereby to be executed and delivered at the Closing or the consummation of the transactions contemplated hereby or thereby.

Section 5.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 5.08 Independent Investigation. Purchaser acknowledges that it has conducted its own independent investigation, review and analysis of the business, operations, Assets, Liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by Purchaser and its Affiliates and representatives. Purchaser has had an opportunity to discuss the Business, management, operations and finances of the Company with its officers, directors, employees, agents, representatives and Affiliates, and has had an opportunity to inspect the facilities of the Company. Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose. In making its decision to execute and deliver this Agreement, and to consummate the transactions contemplated by this Agreement, Purchaser has relied solely upon the aforementioned investigation, review and the specific representations and warranties of Sellers and the Company set forth in Article III and Article IV of this Agreement, including the related portions of the Disclosure Schedule and in any Ancillary Agreement delivered hereby. Purchaser has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that neither the Sellers not the Company have made any representation or warranty as to the Sellers, the Company or this Agreement, except as expressly set forth in Article III and Article IV of this Agreement, including the related portions of the Disclosure Schedule and in any Ancillary Agreement delivered hereby.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Conduct of Business Prior to the Closing. The Company covenants and agrees that, except as described in Section 6.01 of the Disclosure Schedule or as otherwise required or permitted by this Agreement, between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to Article XI, the Company shall (a) conduct its business in the Ordinary Course of Business in all material respects and (b) use its commercially reasonable efforts to preserve intact in all material respects the business organization of the Business. Except as described in Section 6.01 of the Disclosure Schedule, the Company and each Seller covenants and agrees that, between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to Article XI, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), the Company shall not and each Seller shall use its reasonable best efforts to cause the Company to not:

(a) issue, sell, pledge, purchase or dispose of (i) any capital stock, except upon the exercise of options, warrants, rights of conversion or other rights, agreements or commitments outstanding on the date of this Agreement, (ii) any options, warrants, rights of conversion or other rights, agreements or commitments obligating the Company to issue, deliver or sell any capital stock of the Company, or (iii) any debt securities or any securities exercisable or exchangeable for or convertible into equity securities of the Company;

(b) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any change with respect to the capital structure of the Company;

(c) amend or restate its certificate of incorporation or bylaws (or similar organizational documents);

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or otherwise alter the corporate structure of the Company;

(e) enter into, adopt or amend any Plan or make any material increase in the compensation of any employee of the Company or make any material change in personnel policies or other compensation arrangements affecting the employees of the Company, except (i) for the entry into any new employment agreement providing for compensation of less than $150,000 per annum; (ii) as required by Law or the terms of a Plan existing on the date of this Agreement (iii) pursuant to any agreements existing on the date of this Agreement; or (iv) in the Ordinary Course of Business;

(f) institute any new severance or termination pay practices with respect to any directors or employees of the Company or increase the benefits payable under its severance or termination pay practices, except to the extent that any such new or increased severance or termination pay is payable by the Company prior to or concurrently with the Closing;

(g) change any method of accounting or accounting practice or policy used by it, other than such changes required by GAAP;

(h) make any material change in cash management and working capital practices, including collection of receivables and payment of payables, or any material change in credit terms with customers, in each case other than in the Ordinary Course of Business;

(i) make or change any material Tax election, adopt or change any Tax accounting method, file any material amended Tax Return, file any other Tax Return other than in the Ordinary Course of Business, enter into any closing agreement or request any Tax ruling, settle or compromise any Tax Contest or assessment, consent to any extension or waiver of the limitation period applicable to any Tax Contest or assessment, or surrender any right to claim a Tax refund;

(j) (i) incur any Indebtedness, except to the extent any such Indebtedness is payable by the Company prior to the Closing or constitutes Company Debt payable concurrently on the Closing out of the proceeds of the Initial Purchase Price pursuant to Section 2.02(a) of this Agreement; (ii) guarantee any Indebtedness; or (iii) make any material amendment or other material modification of any Material Contract set forth in the Disclosure Schedule in response to Section 4.16(a)(ii)(A) (including without limitation increasing the borrowing limit thereunder);

(k) except in the Ordinary Course of Business, create any Lien on any Asset (whether tangible or intangible) of the Company, other than (i) Permitted Liens and (ii) Liens on Assets having an aggregate value not in excess of $100,000 and (iii) renewals of any Liens with respect to an existing line of credit held by the Company as of the date hereof; provided such Liens do not reflect any increase in the borrowing limit of any such existing line of credit;

(l) except in the Ordinary Course of Business, sell, assign, transfer, lease, license or otherwise dispose of (i) any of the material Assets of the Company having a value, in any individual case, in excess of $100,000 or, in the aggregate, in excess of $500,000 or (ii) the inventory of the Company;

(m) acquire any material assets (other than in the Ordinary Course of Business) or any corporation, partnership or other business organization or division thereof (by merger, consolidation or combination, or acquisition of stock or assets);

(n) except in the Ordinary Course of Business, enter into any contract that if entered into prior to the date hereof, would be deemed a Material Contract or (ii) modify, amend, extend, violate or supplement in any material respect, transfer or terminate any Material Contract or waive, release or assign any rights or claims thereto or thereunder;

(o) cancel, compromise, waive or release any right or claim of the Company or settle any outstanding material Action, other than in the Ordinary Course of Business;

(p) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(q) cause, or take or omit to take any action to allow any material Permit of the Company to lapse;

(r) transfer, assign or grant any license or sublicense of any rights under or with respect to any material Company Intellectual Property, other than in the Ordinary Course of Business, or permit to lapse, or instruct or consent to a future lapse, any right relating to material Intellectual Property or any other intangible asset used in the business of the Company; or

(s) agree to take any of the actions specified in Sections 6.01(a)-(r).

Section 6.02 Access to Information.

(a) From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article XI, upon advanced reasonable notice (which shall not be less than two (2) Business Days), the Company and its officers, directors, employees, agents, representatives, accountants and counsel shall afford Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Company; provided, however, that any such access shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Company and Sellers shall not be required to disclose any information to Purchaser if such disclosure would, in the Sellers’ reasonable discretion, (i) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege, or (iii) contravene any applicable Law (including, but not limited to, the HSR Act and any other Antitrust Laws), fiduciary duty or agreement.

(b) Nothing provided to Purchaser pursuant to Section 6.02(a) shall in any way amend or diminish Purchaser’s obligations under the non-disclosure agreement between the Company and Purchaser dated as of April 17, 2013 (the “Non-Disclosure Agreement”). Purchaser acknowledges and agrees that any information provided to Purchaser pursuant to Section 6.02(a) or otherwise by Sellers, the Company or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Non-Disclosure Agreement. The terms of the Non-Disclosure Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Non-Disclosure Agreement and the obligations of Purchaser under this Section 6.02(b) shall terminate; provided, however, that the Non-Disclosure Agreement shall terminate only in respect of that portion of the information furnished to Purchaser exclusively relating to the transactions contemplated by this Agreement and with respect to the non-solicitation restrictions on Purchaser with respect to the Company. If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement shall nonetheless continue in full force and effect.

(c) Each Seller agrees that all of the confidential information concerning the business and affairs of the Company, including without limitation, processes, compositions, product specifications, past, current and planned research and development, market studies and business plans, historical financial statements, financial projections and budgets, historical and projected sales, capital spending budget and plans, contract terms, customer and supplier terms, employee information and any information that is otherwise marked “confidential” or in some comparable manner, whether or not reduced to writing, in each case of or concerning the Company (the “Confidential Information”), immediately prior to the Closing, is the sole, exclusive and valuable proprietary information and property of the Company and that upon the Closing, such Confidential Information will remain the sole and exclusive property of the Company. Therefore, each Seller agrees that without the prior written consent of Purchaser, (i) neither Seller nor any of its Affiliates will use the Confidential Information to the detriment of Purchaser or the Company and (ii) Seller and its Affiliates will hold the Confidential Information in strict confidence, and without limiting the foregoing, not disclose the Confidential Information to any Person (other than Purchaser or Purchaser’s Affiliates); provided, however, that the agreements in clause (ii) will not apply to the extent such information (A) is or becomes generally available to the public other than as a result of an act or omission by Seller or its Affiliates or (B) was received by Seller or its Affiliates on a non-confidential basis from a source other than the Acquired Entities or Buyer, provided that such source is not known to Sellers to be subject to a contractual, legal, fiduciary or other obligation of confidentiality or secrecy with respect to such information. If any Seller or any of its Affiliates is requested or required, in connection with any valid proceeding by or before a Governmental Authority, to disclose any Confidential Information, such Seller will, to the extent reasonably practicable, give Purchaser prompt written notice of such request or requirement so that Purchaser or the Company may seek an appropriate order or other remedy protecting the Confidential Information from disclosure, and each Seller further agrees to cooperate with Purchaser and the Company, as applicable, to obtain such protective order or other remedy.

Section 6.03 Regulatory and Other Authorizations; Notices and Consents.

(a) Purchaser, each Seller and the Company shall use their best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement, and will cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. In furtherance, and not in limitation of the foregoing, the parties shall each file (i) Premerger Notification and Report Forms under and in compliance with the HSR Act with the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) with respect to the transactions contemplated by this Agreement and (ii) such other notifications, applications or filings as the parties deem necessary or desirable in connection with the transaction under applicable Antitrust Law ((i) and (ii) collectively, the “Antitrust Filings”) with the appropriate Governmental Authority designated by Law to receive such filings (together with DOJ and FTC, an “Antitrust Authority”) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in the case of any filings required under the HSR Act, no later than five (5) Business Days from the date of this Agreement.

(b) Each party shall (i) furnish to the other parties as promptly as reasonably practicable all information required for any application or other filing to be made by the other parties pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (ii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the DOJ, the FTC or by any other Governmental Authority in respect of such registrations, declarations and filings or such transactions; (iii) promptly notify the other parties of any material communication between that party and the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any Action by a private party, in each case regarding any of the transactions contemplated hereby (including, without limitation, any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)), provided, that any communication between a party and the FTC, the DOJ or any other Governmental Authority shall be jointly made (unless such party received prior written consent of the other parties to communicate on its own with such Governmental Authority); (iv) subject to applicable Law, discuss with and permit the other parties (and their counsel) to review in advance, and accept all reasonable additions, deletions or changes suggested by the other parties in connection with, any proposed filing or communication to the FTC, the DOJ or any other Governmental Authority or, in connection with any Action by a private party or any other Person, relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with the transactions contemplated by this Agreement; (v) not participate or agree to participate in any substantive meeting, telephone call or discussion (including, without limitation, any meeting, telephone call or discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)) with the FTC, the DOJ or any other Governmental Authority in respect of any filings, investigation or inquiry relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate in such meeting, telephone call or discussion; (vi) furnish the other parties promptly with copies of all correspondence, filings and communications relating to any Antitrust Law or any Action pursuant to any Antitrust Law between them and their Affiliates and their respective representatives on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby; and (vii) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing.

(c) Each party hereby covenants and agrees to use its best efforts to secure as promptly as is practicable the termination or expiration of any waiting periods under any applicable Antitrust Law or other domestic or foreign Law and to obtain the approval of any Antitrust Authority, as applicable, so as to enable the parties hereto to expeditiously close the transactions contemplated hereby as soon as commercially practicable, but in any event no later than the Outside Date, including to promptly complying with any requests for additional information, as issued and/or as modified, by any Antitrust Authority (and if such request is a Second Request issued by DOJ or FTC, certifying substantial compliance as promptly as is practicable), or litigating Antitrust Law issues; provided, however, the Purchaser shall have the sole and exclusive right, to propose, negotiate, offer to commit and effect, by consent decree, hold separate order or otherwise, the Divestiture of such assets of the Purchaser, its Subsidiaries, or the Company or otherwise offer to take or offer to commit (and if such offer is accepted, commit to and effect) to take any action as may be required to resolve such objections or suits.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the Purchaser be required to take any of the following actions (each and collectively a “Divestiture”): (i) extend any such waiting period or agree with any Antitrust Authority not to consummate the transactions contemplated hereby, (ii) negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any or all of the capital stock, assets, rights, products or businesses of the Purchaser and its Subsidiaries or any other restrictions on the activities of the Purchaser and its Subsidiaries, (iii) terminate, amend or assign existing relationships or contractual rights or obligations, or (iv) amend, assign or terminate existing licenses or other agreements or enter into new licenses or other agreements.

Section 6.04 Notifications. From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, each party hereto shall promptly notify the other parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.

Section 6.05 Disclaimer. PURCHASER AND SELLERS AGREE THAT (A) EXCEPT AS SET FORTH IN ARTICLES III AND IV AND IN ANY ANCILLARY AGREEMENT, NONE OF THE COMPANY, SELLERS, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE COMPANY, THE SHARES, THE ASSETS OR THE BUSINESS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND (II) THE OPERATION OF THE BUSINESS BY PURCHASER AFTER THE CLOSING AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF SELLERS SET FORTH IN ARTICLE X AND THE OBLIGATIONS OF SPECIFIC PERFORMANCE PURSUANT TO THIS AGREEMENT, NONE OF SELLERS, THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER RESULTING FROM THE DISTRIBUTION TO PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE COMPANY, THE BUSINESS OR THE ASSETS AND ANY INFORMATION, DOCUMENTS OR MATERIALS MADE AVAILABLE TO PURCHASER, WHETHER ORALLY OR IN WRITING, IN ANY “DATA ROOM” (INCLUDING ANY “VIRTUAL DATA ROOM”), MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PURCHASER OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED BY THE COMPANY AND SELLERS.

Section 6.06 Further Action. The parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 6.07 Non Solicitation. The Company and Sellers agree that, from the date hereof through the earlier of the Closing or the termination of this Agreement, they shall not, and shall direct their respective representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Proposal; (ii) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company in connection with, or have any discussions (other than to state that they are not permitted to have discussions and to refer to this Agreement) with any Person relating to, or that is reasonably likely to lead to, an Alternative Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal; (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal; or (v) resolve to propose or agree to do any of the foregoing. If the Company or any Seller receives or becomes aware of any solicitation, proposal, expression of interest, request for information or inquiry from any Person regarding an Alternative Proposal (an “Inquiry”), the Company or Seller shall promptly, and in any event within 48 hours of receipt of such Inquiry, notify Purchaser of such Inquiry and shall provide Purchaser with the identity of the Person making such Inquiry and the material terms thereof. Until the earlier of the Closing or the termination of this Agreement, the Company shall, and Sellers shall cause the Company to, immediately terminate any discussions, inquiries, responses or negotiations with such Person in respect of any such Inquiry.

Section 6.08 Financing. In the event Purchaser elects to pursue financing activities in connection with the transactions contemplated by this Agreement, in the period between the date hereof and the Closing, upon request of Purchaser, the Company shall, and shall use its reasonable best efforts to cause its representatives to, reasonably cooperate with Purchaser in connection with such financing efforts, including without limitation, (a) preparation of all required financial statements relating to the Company and any required pro forma financial information; (b) the provision of information relating to the financing reasonably requested by Purchaser; and (c) reasonable assistance in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents of Purchaser. Purchaser shall promptly, upon request by Sellers, reimburse Sellers for expenses incurred by Sellers, the Company or their representatives in connection with such cooperation.

Section 6.09 Payments to Optionholders. Purchaser covenants and agrees that Purchaser shall cause the Company to pay through the Company’s payroll system within three (3) Business Days following the Closing the amounts due in respect of Company Options under the terms of this Agreement to the Optionholders that are current or former employees of the Company.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing (except those representations and warranties that are made as of a date other than the date hereof, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Purchaser, and its subsidiaries, taken as a whole, and (ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Government Consents. The Government Consents shall have been obtained, including, but not limited to, any consents or approvals as may be required under the HSR Act or any other Antitrust Law; and

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

Section 7.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of each Seller contained in this Agreement shall be true and correct as of the Closing (except those representations and warranties that are made as of another date other than the date hereof, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect, and (ii) the covenants and agreements contained in this Agreement to be complied with by each Seller or the Company at or before the Closing shall have been complied with in all material respects;

(b) Government Consents. The Government Consents shall have been obtained, including, but not limited to, any consents or approvals as may be required under the HSR Act or any other Antitrust Law;

(c) Third Party Consents. Each of the consents, approvals, authorizations or other notifications as described in Section 7.02(c) of the Disclosure Schedule (the “Required Consents”) shall have been obtained, in a form reasonably acceptable to Purchaser;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

(e) Non-Competition Agreements. The Sellers and the employees listed on Schedule 7.02(e) (the “Key Employees”) shall have executed the non-competition agreement in the form agreed upon (the “Non-Competition Agreements”);

(f) Restricted Cash Agreement. Company CEO will have (a) as of the date hereof, executed the Restricted Cash Agreement attached hereto as Exhibit 7.01(f) (the “Restricted Cash Agreement”) and (b) not subsequently taken any action or expressed any intent to terminate or modify such Restricted Cash Agreement prior to the Closing; and

(g) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change or effect that, individually or in the aggregate that has had, or would reasonably be expected to have, a Material Adverse Effect.

(h) Parachute Payments. The Company will have delivered to Purchaser evidence reasonably satisfactory to Purchaser that either (a) the requisite stockholder approval under Section 280G(b)(5)(B) of the Code was obtained with respect to any Parachute Payments in accordance with Section 9.08, or (b) such stockholder approval was not obtained and such Parachute Payments will not be made, retained, or provided.

ARTICLE VIII

EMPLOYEE MATTERS

Section 8.01 Directors’ and Officers’ Insurance and Indemnification.

(a) Purchaser shall cause the Company to, honor and fulfill in all respects and to the fullest extent permissible the obligations of the Company under provisions of (i) the California General Corporation Law, and (ii) the articles of incorporation and bylaws of the Company in effect on the date hereof (including provisions relating to advancement of expenses and the like), arising out of or relating to actions or omissions of any Covered Person in his capacity as an officer or director of the Company occurring at or prior to the Closing, including in connection with the approval of this Agreement and the transactions contemplated hereby.

(b) For a period of six (6) years after the Closing, the articles of incorporation and bylaws of the Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Closing than are currently set forth in such documents.

(c) Prior to and effective as of the Closing, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Closing with respect to wrongful acts and/or omissions committed or allegedly committed by the Covered Persons at or prior to the Closing (such coverage shall have an aggregate coverage limit over the term of such policy in an amount at least equal to the annual aggregate coverage limit under the Company’s existing directors and officers liability policies, and in all other respects shall be comparable to such existing coverage). Following the Closing, Purchaser shall cause the Company to maintain the directors’ and officers’ liability insurance “tail” or “runoff” insurance program in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date. The cost of such “tail” or “runoff” insurance program (including all annual premiums therefor) shall constitute a Transaction Expense.

(d) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 8.01.

Section 8.02 Employee Benefits Matters.

(a) Immediately following the Closing, all employees of the Company as of immediately prior to the Closing shall continue in employment with the Company (such employees to continue to be employed by the Company following the Closing, the “Affected Employees”) and, for a period of not less than twelve (12) months after the Closing (or until the particular Affected Employee’s employment is terminated, if earlier), Purchaser shall provide, or shall cause the Company to provide, each Affected Employee with compensation and employee benefits (including bonus opportunity, but not including equity compensation that are not materially less favorable, in the aggregate, than the compensation and employee benefits (other than equity compensation) provided to such Affected Employee immediately prior to the Closing. Effective as of the Closing and thereafter, Purchaser shall recognize, and shall cause the Company to recognize, each Affected Employee’s employment or service with the Company prior to the Closing for purposes of determining, as applicable, the eligibility for participation and vesting of any Affected Employee under all employee benefit plans maintained by the Company, Purchaser or an Affiliate of Purchaser and extended to Affected Employees, and, solely for purposes of determining the amount of vacation and similar paid time off benefits, the accrual of such benefits, except to the extent such service was not recognized for such purposes under the analogous Plan or such recognition would result in a duplication of benefits. Effective as of the Closing and thereafter, Purchaser shall, and shall cause the Company to, use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of the Company, Purchaser or an Affiliate of Purchaser extended to Affected Employees to be waived with respect to Affected Employees and their eligible dependents (to the extent such conditions, limitations or requirements had been satisfied or do not apply under the analogous Plan) and (ii) fully credit each Affected Employee with all deductible payments, co-payments and other out-of-pocket expenses paid by such employee under the health benefit plans of the Company prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of the Company, Purchaser or an Affiliate of Purchaser extended to Affected Employees for such plan year.

(b) Nothing in this Section 8.02 shall create any right to employment or continued employment or to any particular term or condition of employment with the Company, Purchaser or any of their respective Affiliates. No provision of this Section 8.02 or any other provision of this Agreement shall (i) create any third party beneficiary or other rights in any employee or former employee of the Company, Purchaser or any of their respective Affiliates (including any beneficiary or dependent of any such employee or former employee) or in any Person other than the parties to this Agreement, (ii) limit the ability of Purchaser or any of its Affiliates (including, following the Closing Date, the Company) to terminate the employment (or to modify the terms and conditions of employment) of any employee (including any Affected Employee) or any benefit or to amend, modify or terminate any compensation plan, program, policy, agreement or arrangement at any time established, maintained, sponsored or contributed to by any of them at any time and for any or no reason, except as expressly set forth herein (it being understood that nothing in this Section 8.02 creates any third party beneficiary rights or any right to employment or continued employment) or (iii) be construed as an amendment, waiver or creation of any benefit or compensation plan, program, agreement, contract, policy or arrangement.

ARTICLE IX

TAX MATTERS

Section 9.01 Tax Returns.

(a) Purchaser shall prepare (or cause to be prepared) in a manner consistent with past practices, except as otherwise required by Law, and file (or cause to be filed) all Tax Returns of the Company for all Pre-Closing Tax Periods that are filed after the Closing Date. Prior to the filing of any such Tax Return, Purchaser shall deliver (or cause to be delivered) a draft of such Tax Return to Sellers at least five (5) days, or, in the case of any Income Tax Return for any Tax period ending on the Closing Date or that portion of any Straddle Period ending on the Closing Date, at least twenty (20) days prior to the date such Tax Return is to be filed, shall permit Sellers to review and comment on such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by Sellers.

(b) Unless otherwise required by Law, Purchaser shall not amend (or cause to be amended) any Tax Return of the Company for any Pre-Closing Tax Period, or make (or cause to be made) any Tax election that has retroactive effect to any Pre-Closing Tax Period, in each case without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 9.02 Cooperation on Tax Matters. Purchaser, the Company and Sellers shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing or amendment of Tax Returns pursuant to this Agreement, any Tax Contest, and complying with the provisions of Section 9.07. Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information which are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 9.03 Contest Provisions.

If, subsequent to the Closing, Purchaser or the Company receives notice of a Tax Contest with respect to any Tax Return for a Pre-Closing Tax Period, then within fifteen (15) days after receipt of such notice, Purchaser shall promptly notify Sellers of such notice. Purchaser shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that Purchaser shall keep Sellers reasonably informed of the progress of such Tax Contest and shall not effect any settlement or compromise of such Tax Contest without obtaining Sellers prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed; provided, further, that Sellers shall have the right to control, at the Sellers’ expense, the conduct and resolution of any such Tax Contest for a Pre-Closing Tax Period (other than a Straddle Period) that would be subject to indemnification under Section 10.02, and would not be expected to increase or otherwise adversely affect the Taxes of the Purchaser or the Company in a Post-Closing Tax Period, provided, that (i) Sellers shall keep Purchaser reasonably informed of the progress of such Tax Contest, (ii) Purchaser shall have the right to participate, at the Purchaser’s expense, in the conduct and resolution of any such Tax Contest, and (iii) Sellers shall not effect any settlement or compromise of any such Tax Contest without obtaining Purchaser’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed, if such settlement or compromise would increase the liability for Taxes of Purchaser or the Company in a Post-Closing Tax Period; provided, however that, notwithstanding the foregoing, Purchaser shall have the right to control or assume control of any such Tax Contest if the Sellers fail to assume control of the conduct and resolution of any Tax Contest within fifteen (15) days of the receipt of the notice from the Purchaser or Sellers fail to diligently contest such Tax Contest, provided, that Purchaser shall keep Sellers reasonably informed of the progress of such Tax Contest and shall not effect any settlement or compromise of such Tax Contest without obtaining Sellers prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict or overlap between the provisions if this Section 9.03 and Section 10.05, the provisions of this Section 9.03 shall control.

Section 9.04 Transfer Taxes. All federal, state and local transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne fifty-percent (50%) by Purchaser and fifty-percent (50%) by the Sellers. Purchaser hereby agrees to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts. Notwithstanding the foregoing, any Transfer Taxes imposed by any Governmental Authority in Korea shall be borne exclusively by Sellers, and Sellers hereby agree to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts.

Section 9.05 FIRPTA. The Company shall deliver to Purchaser at the Closing all necessary forms and certificates complying with applicable Law, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

Section 9.06 Refunds. Sellers shall be entitled to the amount of any refund or credit of Taxes of the Company with respect to a Pre-Closing Tax Period (to the extent such Taxes were paid by the Company prior to the Closing or by Sellers after the Closing) which refund or credit is actually recognized by Purchaser or its Subsidiaries (including the Company) after the Closing, net of any cost to Purchaser and its Affiliates attributable to the obtaining and receipt of such refund or credit, except to the extent such refund or credit arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such refund or credit was included as an asset in the calculation of the Closing Working Capital. Purchaser shall pay, or cause to be paid, to Sellers any amount to which Sellers are entitled pursuant to the prior sentence promptly upon the receipt or recognition of the applicable refund or credit by Purchaser or its Subsidiaries. To the extent requested by the Sellers Purchaser will reasonably cooperate with Sellers in obtaining such refund or credit, including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Tax authority, Sellers agree promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Tax authority, to Purchaser.

Section 9.07 Transaction Tax Benefits. Notwithstanding anything to the contrary in this Agreement, the parties agree that:

(a) The Transaction Tax Benefit Items, to the fullest extent permitted by Law, shall be reported on applicable Income Tax Returns solely as Income Tax deductions of the Company for a Pre-Closing Tax Period and shall not be treated or reported as Income Tax deductions for a Post-Closing Tax Period (including under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any comparable or similar provision under state or local Law). In connection with the foregoing, unless otherwise requested by Sellers, Purchaser shall cause the Company to make an election under Revenue Procedure 2011-29, 2011-18 IRB 746, to treat 70% of any success-based fees that were paid by or on behalf of the Company, and that were included in the Transaction Tax Benefit Schedule, as an amount that did not facilitate the purchase and sale of the Shares hereunder and therefore as deductible in a Pre-Closing Tax Period for U.S. federal Income Tax purposes.

(b) To the extent that the Company has paid estimated Income Taxes for any Pre-Closing Tax Period and the amount of the estimated Income Taxes that were paid with respect to such Tax period exceeds the amount of the estimated Income Tax liability with respect to such Tax period (taking into account the Transaction Tax Benefit Items), the Sellers shall prepare or cause to be prepared IRS Form 4466 (Corporation Application for Quick Refund of Overpayment of Estimated Tax) with any other IRS forms as may be reasonably necessary (including IRS Form 8302 (Electronic Deposit of Tax Refund of $1 Million or More)) and any analogous application for a state refund of an overpayment of estimated state Income Taxes with respect to such Tax period. Any such refund application shall be treated as an Income Tax Return that is subject to analogous review, comment, dispute resolution and filing procedures to those set forth in Section 9.01(a). Within 15 Business Days of the receipt from the applicable Governmental Authority of a refund as a result of such a refund application, Purchaser shall pay or cause to be paid an amount equal to such refund to accounts designated by Sellers for distribution to Sellers, except to the extent the amount of such refund was taken into account in computing Closing Net Working Capital as finally determined under Section 2.06.

(c) To the extent that the Company has a net operating loss that is attributable to the deduction of Transaction Tax Benefit Items, Sellers shall prepare or cause to be prepared any claim for refund (including IRS Form 1139 or any successor form, and any comparable state or local forms) or amended Tax Return to effect a carryback of such loss (a “TTB Carryback”) to the fullest extent permitted by Law. Any such refund claim shall be treated as an Income Tax Return that is subject to analogous review, comment, dispute resolution and filing procedures to those set forth in Section 9.01(a). Unless otherwise required by applicable Law, any TTB Carryback shall be utilized to its fullest extent prior to the utilization of any carryback of any Tax attribute of the Company generated during a Post-Closing Tax Period. Within 15 Business Days of the receipt from the applicable Governmental Authority of a refund as a result of such a refund claim, Purchaser shall pay or cause to be paid an amount equal to such refund to accounts designated by Sellers for distribution to Sellers, except to the extent the amount of such refund was taken into account in computing Closing Net Working Capital as finally determined under Section 2.06.

Section 9.08 Section 280G. The Company will, prior to the Closing Date, submit to a stockholder vote the right of any “Disqualified Individual” to receive or retain, as the case may be, any and all payments and other benefits contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that in the event the requisite approval (solicited in accordance with the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, including Q&A 7 of Treasury Regulation Section 1.280G-1) is obtained, no such payment or benefit received or which could be received by such “Disqualified Individual” would be a “parachute payment” under Section 280G(b) of the Code (collectively, “Parachute Payments”). Before the vote is submitted to stockholders, the Company will provide disclosure to its stockholders of all material facts concerning the Parachute Payments in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Within a reasonable period of time prior to the vote, Purchaser and its counsel shall have the right to review and comment on all documents to be delivered to the stockholders of the Company in connection with such vote and any required Disqualified Individual waivers or consents, and the Company shall reflect in good faith all reasonable comments of Purchaser thereon.

ARTICLE X

INDEMNIFICATION

Section 10.01 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement or any certificate given in connection herewith shall survive the Closing for a period of twelve (12) months; provided, however, that the representations made in Sections 3.01 (Organization, Authority and Qualification of Seller), 3.02 (Ownership of Shares), 3.05 (Brokers), 4.01 (Capitalization), 4.02 (Organization, Authority and Qualification of the Company), 4.21 (Brokers), 5.01 (Organization and Authority of Purchaser), and 5.07 (Brokers) (collectively, the “Fundamental Representations”) shall survive indefinitely; and the representations made in Section 4.15 (Taxes) shall survive the Closing for a period of twenty-four (24) months; provided, further, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 10.01 shall survive until such claim is finally and fully resolved. Each of Purchaser and Sellers shall be entitled to bring a claim hereunder in respect of the covenants of the parties hereto contained in this Agreement to be performed in full prior to the Closing at any time until the twelve (12) month anniversary of the Closing Date. The covenants of the parties hereto contained in this Agreement to be performed in whole or in part after the Closing shall survive the Closing until sixty (60) days after such covenants are performed in full.

Section 10.02 Indemnification by Sellers.

(a) Subject to Section 10.04, from and after the Closing Date, each Seller, severally and jointly shall indemnify and hold harmless Purchaser and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) for and against all Losses, arising out of or resulting from: (i) any breach of any representation or warranty made by such Seller or the Company contained in this Agreement or any certificate given in connection herewith; (ii) any material breach of any covenant or agreement contained in this Agreement requiring performance by such Seller or the Company; or (iii) any Pre-Closing Taxes.

(b) With respect to any claims by any Purchaser Indemnified Party pursuant to Section 10.02(a), such claims shall be paid solely from the Escrow Amount or Remaining Escrow Amount, as applicable; provided, however, that the limitation in the foregoing clause shall not apply to (i) claims arising from the breach of any Fundamental Representation, (ii) claims arising from fraud or (iii) claims arising pursuant to Section 10.02(a)(iii), which claims shall be paid, at Purchaser’s election, from either or any combination of the following: (A) the Escrow Amount or Remaining Escrow Amount, as applicable, to the extent of any funds then remaining or (B) by each Seller severally in proportion to such Seller’s allocation percentage set forth on Annex A. Notwithstanding anything to the contrary contained herein, in no event shall any Seller be obligated to make any payment pursuant to Section 10.02(a) in excess of the portion of the Purchase Price received by such Seller.

Section 10.03 Indemnification by Purchaser. Subject to Section 10.04, from and after the Closing Date, Purchaser shall indemnify and hold harmless Sellers and their Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) for and against any and all Losses, arising out of or resulting from: (a) any breach of any representation or warranty made by Purchaser contained in this Agreement or any certificate given in connection and (b) any material breach of any covenant or agreement contained in this Agreement requiring performance by Purchaser (or by the Company after the Closing).

Section 10.04 Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 10.02(a)(i) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds $500,000 (the “Deductible”), after which the Indemnifying Party shall be liable only for those Losses in excess of the Deductible; (ii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party pursuant to Section 10.02(a)(i) and Section 10.02(a)(ii) shall be $13,500,000 (the “Cap”); and (iii) an Indemnifying Party shall not be liable for any individual claim or series of related individual claims for indemnification pursuant to Section 10.02(a)(i) unless the amount of indemnifiable Losses which may be recovered from the Indemnifying Party for each individual claim or series of related individual claims exceeds $10,000 (the “Per Claim Minimum”), after which the Indemnifying Party shall be liable only for those Losses in excess of the Per Claim Minimum; provided, however, that the limitations in the foregoing clauses (i) - (iii) shall not apply to claims arising from the breach of any Fundamental Representation or fraud.

(b) Notwithstanding anything to the contrary contained in this Agreement, no party hereto shall have any Liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. Notwithstanding the foregoing, this Section 10.04(b) shall not limit either Party’s obligations, as set forth in this Agreement, to indemnify the other Party with respect to Losses that are the result of third party claims.

(c) Each Indemnified Party shall use reasonable best efforts to mitigate any claim or Liability that an Indemnified Party asserts under this Article X and shall make a good-faith effort to recover all Losses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of Losses hereunder.

(d) Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Party shall not be entitled to indemnification pursuant to Section 10.02 for any Losses to the extent such Losses relate to Taxes attributable to a Post-Closing Tax Period.

(e) Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Party shall not be entitled to indemnification hereunder for any Losses resulting from, or relating or attributable to, any Tax attribute of the Company, including but not limited to any net operating loss carryover or credit carryover, any capital loss or Tax attribute which may be affected in any way by the acquisition of control under applicable Law, or the determination that any such Tax attribute is subject to any limitation on its use under applicable Law.

(f) The amount of Losses payable pursuant to this Article X shall be net of insurance proceeds or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of Indemnification. The calculation of Loss shall not include losses arising because of a change in Law after Closing.

(g) For purposes of this Article X and determining whether a breach of a representation or warranty has occurred and calculating Losses in connection with a claim for indemnification under this Article X, the parties agree that each representation or warranty that contains any qualification as to “materiality,” “material,” “materially” or “Material Adverse Effect” shall be deemed to have been given as though there were no such qualification and any such qualification shall be disregarded for purposes of this Article X.

(h) No Indemnified Party shall be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that the Indemnified Party has already recovered the same Losses with respect to such matter pursuant to other provisions of this Agreement or such Losses were taken into account in determining the Final Closing Statement, including the Closing Net Working Capital and any adjustment to the Purchase Price pursuant to Section 2.06.

Section 10.05 Notice of Loss; Third Party Claims. An Indemnified Party shall give the Indemnifying Party prompt notice of any matter which an Indemnified Party has determined has given or could reasonably give rise to a claim for indemnification under this Agreement describing in reasonable detail the facts and circumstances with respect to such claim, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises (such notice a “Claim Notice”). With respect to a breach of any representation or warranty, the Claim Notice must be received on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 10.01, irrespective of whether the subject matter of such claim or Action shall have occurred before or after such date. If the matter is a claim brought by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that notwithstanding the foregoing, the Indemnified Party shall be entitled to assume and control the defense of such Third Party Claim (a) that seeks as a sole or primary remedy an injunction or other equitable relief against the Indemnified Party, (b) that relates to the Purchaser Indemnified Party’s relationship or business dealings with a customer or vendor, in each case which is material to the Company’s business, or (c) if the Indemnifying Party fails to accept the defense of the Third Party Claim within thirty (30) days of the receipt of the notice from the Indemnified Party or it fails to diligently contest the Third Party Claim. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, (a) the Indemnified Party shall not settle, pay, or permit to be paid, any part of such Third Party Claim unless (i) the Indemnifying Party consents in writing (not to be unreasonably withheld, conditioned or delayed) to such payment, (ii) the Indemnifying Party withdraws from the defense of such Third Party Claim Liability, or (iii) a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim, and (b) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim unless (i) the sole relief provided is monetary damages, there is no finding or admission of any violation of Law in connection therewith and there is no material adverse effect on any other claims that may be made against such Indemnified Party or its Affiliates, (ii) each Indemnified Party that is a party to such Third Party Claim is fully and unconditionally released from liability with respect to such claim, and (iii) such settlement, compromise or resolution will not, in the good faith judgment of the Indemnified Party, be reasonably likely to establish a precedent, custom or practice that is materially adverse to the continuing business interests of the Indemnified Party. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 10.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding pursuant to this Section 10.05.

Section 10.06 Exclusive Remedies. Except for injunctive and provisional relief (including specific performance), Purchaser and Sellers acknowledge and agree that, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of the Company, Purchaser and Sellers with respect to the matters arising under or relating to this Agreement, any other agreements, instruments and documents required hereby to be executed and delivered and the transactions contemplated hereby and thereby (including, without limitation, any Losses from claims for breach of contract, warranty, tortuous conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise); provided that this provision shall not limit any remedies available to Sellers in respect of a breach of Sections 6.02(b) or 6.07. Notwithstanding the foregoing, the limitations set forth in this Section 10.06 shall not apply to any claim for Losses as a result of or arising out of or by virtue of fraud of any party hereto.

Section 10.07 Manner of Payment. Any indemnification payments to be made by Sellers or Purchaser pursuant to this Article X, as the case may be, shall be effected by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party within five (5) business days after the final determination thereof; provided, however, any indemnification payments owing from Sellers shall first be recovered by Purchaser from the Escrow Amount until no amounts remain in the Escrow Account.

Section 10.08 Treatment of Indemnity Payments. Any indemnity payments made by an Indemnifying Party pursuant to this Article X shall be treated as an adjustment to the Purchase Price for federal, state and local Income Tax purposes except as otherwise required under applicable Law.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

Section 11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) By mutual written consent of Purchaser and Sellers at any time prior to the Closing.

(b) By either Purchaser or Sellers, by written notice to the other party, if (i) the Closing has not occurred on or before the Outside Date, other than as a result of a breach of a representation, warranty, covenant or agreement on the part of such terminating party that prevents the satisfaction of any of the conditions to the Closing set forth in Article VII, or (ii) any Government Consent required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority.

(c) By either Purchaser or Sellers, by written notice to the other party if consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

(d) Prior to the Closing, by written notice to Sellers from Purchaser if there is any material breach of any representation, warranty, covenant or agreement on the part of the Company or Sellers set forth in this Agreement, or if a representation or warranty of the Company or Sellers shall be untrue in any material respect, in either case, such that the condition specified in Section 7.02(a) hereof would not be satisfied at the Closing, (a “Terminating Seller Breach”) except that, if such Terminating Seller Breach is curable by the breaching party through the exercise of its commercially reasonable efforts, then, for a period lasting until the earlier of the Business Day prior to the Outside Date and 30 days after receipt of notice from Purchaser requesting such breach to be cured (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured prior to the Seller Cure Period.

(e) Prior to the Closing, by written notice from Sellers to Purchaser if there is any material breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if a representation or warranty of Purchaser shall be untrue in any material respect, in either case, such that the condition specified in Section 7.01(a) hereof would not be satisfied at the Closing (a “Terminating Purchaser Breach”), except that, if such Terminating Purchaser Breach is curable by Purchaser through the exercise of its commercially reasonable efforts, then, for a period lasting until the earlier of the Business Day prior to the Outside Date and 30 days after receipt of notice from Sellers requesting such breach to be cured (the “Purchaser Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Purchaser Breach is not cured within the Purchaser Cure Period.

Section 11.02 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than the liability of Purchaser, the Company or Sellers, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination, and the parties hereto acknowledge that it is the intention of the parties hereto that no party shall have any remedy or right to recover for any Losses resulting from any breach of any representation and warranty contained herein. The provisions of Section 6.02(b) and this Article XI shall survive the termination of this Agreement.

ARTICLE XII

GENERAL PROVISIONS

Section 12.01 Expenses. Except as otherwise specified in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. All governmental fees and charges applicable to any requests for Government Consents under this Agreement shall be the sole responsibility of Purchaser.

Section 12.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by facsimile transmission, which a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 12.02, when transmitted and receipt is confirmed by telephone and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, claims, demands and other communications are delivered to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a)	if to the Company, prior to the Closing:

Monoprice, Inc.

11701 6th Street

Rancho Cucamonga, CA 91730

Facsimile: 909.989.0078

Attention: Ajay Kumar

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

Facsimile: 213.891.8763

Attention: Paul D. Tosetti and David M. Wheeler

(b)	if to Sellers:

4525 Dean Martin Drive, Unit 1707

Las Vegas, NV 89103

Attention: Seok Jin (Joey) Hong

with a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

Facsimile: 213.891.8763

Attention: Paul D. Tosetti and David M. Wheeler

(c)	if to Purchaser or, if after the Closing, to the Company:

Blucora, Inc.

10900 NE 8th Street, Suite 800

Bellevue, WA 98004

Facsimile: 425.201.6167

Attention: General Counsel

with a copy to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, WA 98101

Facsimile: 206.359.9577

Attention: Andrew Bor

Section 12.03 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other parties unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 12.04 Severability. If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 12.05 Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Company, Sellers and Purchaser with respect to the subject matter hereof and thereof.

Section 12.06 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, assigns, heirs, executors and administrators; provided, however, that no party to this Agreement may assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each of the other parties to this Agreement (which consent may be granted or withheld in such parties’ sole discretion).

Section 12.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each party hereto, or (b) by a waiver in accordance with Section 12.08.

Section 12.08 Waiver. The parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto, or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 12.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article X relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 12.10 Neutral Construction. The parties agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by the Company, Sellers and Purchaser, and the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision.

Section 12.11 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 12.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any California federal court sitting in the County of San Bernardino; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any California state court sitting in the County of San Bernardino. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the County of San Bernardino in the State of California for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

Section 12.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 12.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to otherwise specifically enforce the performance of the terms hereof, in addition to any other remedy at law or in equity.

Section 12.15 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 12.16 Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

Section 12.17 Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and affiliates, that Latham & Watkins LLP may serve as counsel to Sellers, on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor) may serve as counsel to Sellers, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

THE COMPANY

MONOPRICE, INC.

By:	/s/ Ajay Kumar
	Name:	Ajay Kumar
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PURCHASER:

BLUCORA, INC.

By:	/s/ William Ruckelshaus
	Name:	William Ruckelshaus
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

THE SHAREHOLDERS:

By:	/s/ Jong Suk Lee
Jong Suk Lee

By:	/s/ Seok Jin Hong
Seok Jin Hong

[Signature Page to Stock Purchase Agreement]

LIST OF OMITTED SCHEDULES

Annex A	Shareholders of the Company
Annex B	Sample Net Working Capital Calculation
Schedule 4.01	Capitalization
Schedule 4.02	Organization, Authority and Qualification of the Company
Schedule 4.03	No Conflict
Schedule 4.07	Absence of Certain Changes or Events
Schedule 4.10	Permits
Schedule 4.11	Intellectual Property
Schedule 4.12	Real Property
Schedule 4.13	Employee Benefit Matters
Schedule 4.15	Taxes
Schedule 4.16	Certain Contracts
Schedule 4.18	Insurance
Schedule 4.20	Related Party Transactions
Schedule 6.01	Conduct of Business Prior to Closing
Schedule 7.02	Conditions to Obligations of Purchaser

The above schedules have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules to the U.S. Securities and Exchange Commission upon request.